

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Brady Rodgers
Chief Executive Officer
CO2 Energy Transition Corp.
1334 Brittmoore Rd, Suite 190
Houston, TX 77043

> **Re: CO2 Energy Transition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 9, 2024**
> **File No. 333-269932**

Dear Brady Rodgers:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

Form S-1/A filed April 9, 2024

If we are deemed to be an investment company..., page 37

1.   We acknowledge your response to prior comment 2. We note your statements in the two Investment Company Act risk factors beginning on page 37 and page 38 that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, and disclosure on page 38 that because the investment of proceeds will be restricted to these instruments, you believe you will meet the requirements for exemption from registration. Please clarify that notwithstanding the nature of these investments, you could nevertheless be considered to be operating as an unregistered investment company.

Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle